

October 22, 2013

<u>Via E-mail</u>
Ms. Barbara J. Dreyer
Treasurer
Capital Properties, Inc.
100 Dexter Road
East Providence, Rhode Island 02914

> **Re: Capital Properties, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 11, 2013**
> **File No. 1-08499**

Dear Ms. Dreyer:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2012</u>

<u>Exhibits 31.1 and 31.2</u>

1. We note that your certifications appear to have changes, errors or omissions from the exact form required under Item 601(b)(31) of Regulation S-K. Please amend your filing to provide revised certifications in their exact form. In responding to this comment, please be sure to (1) not include the title of the certifying individual when identified at the top of the certification, (2) include the introductory language within paragraph 4 that refers to internal control over financial reporting and (3) include the parenthetical language in paragraphs 4d and 5 of the certification.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant